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Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands, except ratio)

	Proforma
				Year Ended December 31,
	Six Months Ended June 30, 2001	Year Ended December 31, 2000	Six Months Ended June 30, 2001					Transition Period	Year Ended August 31 1996
				2000	1999	1998	1997
Earnings:
Net Income	$47,264	$78,527	$46,351	$69,492	$102,709	$114,987	$75,575	$19,137	$105,773
Provisions for Federal and state taxes on income	28,207	58,776	28,207	58,776	59,399	65,696	48,795	10,987	65,297
Fixed charges as below	31,602	58,678	32,515	67,713	64,888	64,052	63,075	19,344	53,347
Less: Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—	—	—	—	—

Total	$107,073	$195,981	$107,073	$195,981	$226,996	$244,735	$187,445	$49,468	$224,417

Fixed charges:
Interest charges, excluding AFC — debt,	$27,677	$50,828	$28,590	$59,863	$57,038	$56,202	$55,225	$17,818	$53,347
Distributions on redeemable preferred securities of subsidiary trust	3,925	7,850	3,925	7,850	7,850	7,850	7,850	1,526	—

Total	$31,602	$58,678	$32,515	$67,713	$64,888	$64,052	$63,075	$19,344	$53,347

Ratio of earnings to fixed charges	3.4	3.3	3.3	2.9	3.5	3.8	3.0	2.6	4.2

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  Exhibit 12.01
SOUTHWESTERN PUBLIC SERVICE COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratio)